SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS TRUSTCO, INC.
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TABLE OF CONTENTS

TOMPKINS TRUSTCO, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003

Assets	Allocated	Unallocated	Total
Investments, at fair value (Notes 2 and 4):			
Money market funds	$ 103	$ 42	$ 145
Corporate stock of Tompkins Trustco, Inc.	20,946,349	-	20,946,349
Total investments	20,946,452	42	20,946,494
Employer contributions receivable	617,858	-	617,858
Net assets available for benefits	$ 21,564,310	$ 42	$ 21,564,352

See accompanying notes to financial statements.

TOMPKINS TRUSTCO, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

	Allocated	Unallocated	Total
Additions to net assets attributed to:-			
Investment income:			
Net appreciation in fair value of investments (Note 4)	$ 2,793,196	$ -	$ 2,793,196
Dividends	508,291	2	508,293
Total investment income	3,301,487	2	3,301,489
Contributions:			
Employer contributions	618,141	-	618,141
Total contributions	618,141	-	618,141
Allocation of 15,977 shares of Corporate stock of Tompkins Trustco, Inc.	647,024	-	647,024
Total additions	4,566,652	2	4,566,654
Deductions from net assets attributed to:-			
Investment Income:			
Net depreciation in fair value of investments (Note 4)	-	57,562	57,562
Benefits paid to participants	731,140	-	731,140
Transfer to other plan (Note 7)	176,762	-	176,762
Allocation of 15,977 shares of corporate stock of Tompkins Trustco, Inc.	-	647,024	647,024
Total deductions	907,902	704,586	1,612,488
Net increase (decrease)	3,658,750	(704,584)	2,954,166
Net assets available for benefits, beginning of year	17,905,560	704,626	18,610,186
Net assets available for benefits, end of year	$ 21,564,310	$ 42	$ 21,564,352

See accompanying notes to financial statements.

TOMPKINS TRUSTCO, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Employee Stock Ownership Plan

The following description of the Tompkins Trustco, Inc. (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's Trustee (the "Trustee"). All investments are non-participant directed.

As described in Note 5, the Plan purchased voting common stock of the Company using the proceeds of a borrowing from the Company. The borrowing was collateralized by unallocated shares of stock and was to be repaid over a period of not more than ten (10) years by Company contributions to the Plan. As the Plan made each payment of principal, an appropriate percentage of stock was released and allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Accordingly, the financial statements of the Plan for 2003 and 2002 present separately, the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated). All shares of the Company have been allocated as of December 31, 2003. Under the Plan agreement, the Trustee shall vote all common stock of the Company unless otherwise directed by agreement.

Company contributions - The Company shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Committee approved 3.5% and 4.5% discretionary contributions to the Plan for the years ended December 31, 2003 and 2002, respectively.

Participants' accounts - Each participant's account is credited with an allocation of the Company's discretionary and non-elective contributions and an allocation of Plan earnings. Allocations of Company contributions are based upon the participant's compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures on non-vested account balances are allocated to participants' accounts as Company contributions.

Eligibility - An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). Leased employees, employees covered under a collective bargaining agreement and "On-Call" employees are not eligible to participate.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses, including maintaining participant accounts, legal and accounting costs are paid directly by the Company.

Note 4 - Investments

The Plan's investments are held by the Company's administered Trust fund. The fair values of investments are as follows:

	December 31,	
	2003	2002
Investments at fair value:-		
Tompkins Trustco, Inc. Common Stock - Allocated (454,861 in 2003 and 404,007 shares in 2002)	$ 20,946,349	$ 17,816,709
Tompkins Trustco, Inc. Common Stock - Unallocated (15,977 shares in 2002)	-	704,586
Money market funds - Allocated	103	734
Money market funds - Unallocated	42	40
	$ 20,946,494	$ 18,522,069

In March 2003, the Plan allocated 15,977 shares, which had previously been released but not allocated.

Investments that represent 5% or more of the Plan's net assets ($1,078,218 for 2003 and $930,509 for 2002) are separately identified above.

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31,	
	2003	2002
Tompkins Trustco, Inc. Common Stock - Allocated	$ 2,793,196	$ 1,758,412
Tompkins Trustco, Inc. Common Stock - Unallocated	(57,562)	(9,110)
	$ 2,735,634	$ 1,749,302

Note 5 - Term loan payable

The Plan had a $486,661 term loan agreement with the Company, which was collateralized by unallocated shares of Company stock. The term loan agreement provides for the loan to be repaid over a period not to exceed ten (10) years, requiring a minimum annual payment of principal of $48,666 with interest payable annually at prime rate plus 1.0%. During 2002, the note was repaid in full and all unallocated shares were allocated in 2003.

SUPPLEMENTAL SCHEDULES

TOMPKINS TRUSTCO, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

EIN #16-1601020

PLAN #003

SCHEDULE OF INVESTMENT ASSETS

THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
(Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)

FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of issue, borrower, lessor, or similar party	**(b)** Description of investment including maturity date, rate of interest, collateral, par or maturity value	**(c)** Costs of acquisitions	**(d)** Proceeds of dispositions

- NONE -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN

Administrator: **TOMPKINS TRUST COMPANY**

Date: June 22, 2004

By: ______________________________
Francis M. Fetsko
Executive Vice President
Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

June 22, 2004

We consent to the incorporation by reference in Registration Statement No. 33-0146 of Tompkins Trustco, Inc. on Form S-8 of our report dated April 29, 2004, appearing in the Annual Report on Form 11-K of Tompkins Trustco, Inc. Employee Stock Ownership Plan for the year ended December 31, 2003.

Dannible & McKee, LLP
Syracuse, New York